UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RRsat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

 (Title of Class of Securities)

M8183P102

(CUSIP Number)

Roni Oren Rapac Communication & Infrastructure Ltd. Intergamma Building P.O. Box 3805 Kfar Neter 40593, Israel Tel: (972)(3) 697-9700 Fax: (972)(3) 697-9701
with a copy to: Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972)(3) 623-5000 Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS. InterGamma International Trade Founded by InterGamma Investments Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 501,067
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 501,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,067
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS. Del-Ta Engineering Equipment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,940,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,940,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,940,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS. Rapac Communication & Infrastructure Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,940,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,940,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,940,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS. Inter-Gamma Investment Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,940,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,940,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,940,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS. Tanhum Oren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,940,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,940,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,940,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*           The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

The undersigned, InterGamma International Trade Founded by InterGamma Investments Co. (“InterGamma Sub”), Del-Ta Engineering Equipment Ltd. (“Del-Ta Engineering”), Rapac Communication & Infrastructure Ltd. (“Rapac”), Inter-Gamma Investment Company Ltd. (“Inter-Gamma”) and Tanhum Oren (collectively, the “Reporting Persons”), hereby file this Amendment No. 3 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Persons on April 29, 2013, with respect to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of RRsat Global Communications Network Ltd., an Israeli company (“RRsat”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on May 13, 2013 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 25, 2013.  The Amendment amends and supplements Item 5 of the Schedule 13D, as amended.

Item 5.                    Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 17,346,561 Ordinary Shares outstanding.

InterGamma Sub directly beneficially owns 501,067 Ordinary Shares, representing approximately 2.89% of the outstanding Ordinary Shares.  InterGamma Sub disclaims beneficial ownership of the Ordinary Shares owned by the other Reporting Persons.

Del-Ta Engineering directly beneficially owns 5,439,300 Ordinary Shares, representing approximately 31.36% of the outstanding Ordinary Shares.  In addition, Del-Ta Engineering beneficially owns 100% of the outstanding shares of InterGamma Sub.  By reason of Del-Ta Engineering’s control over InterGamma Sub it may be deemed to beneficially own, and share the power to vote and dispose of, the 501,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 2.89% of the outstanding Ordinary Shares.

Rapac does not directly beneficially own any Ordinary Shares.  Rapac beneficially owns 100% of the outstanding shares of Del-Ta Engineering.  By reason of Rapac’s control over Del-Ta Engineering it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 5,439,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 31.36% of the outstanding Ordinary Shares, and (B) the 501,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 2.89% of the outstanding Ordinary Shares.

Inter-Gamma does not directly beneficially own any Ordinary Shares.  Inter-Gamma beneficially owns 56.38% of the voting power of Rapac.  By reason of Inter-Gamma’s control over Rapac it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 5,439,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 31.36% of the outstanding Ordinary Shares, and (B) the 501,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 2.89% of the outstanding Ordinary Shares.

Tanhum Oren does not directly beneficially own any Ordinary Shares.  Mr. Oren beneficially owns (i) 89.57% of the voting power of Inter-Gamma and (ii) 2.24% of the voting power of Rapac.  By reason of Mr. Oren’s control over Inter-Gamma it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 5,439,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 31.36% of the outstanding Ordinary Shares, and (B) the 501,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 2.89% of the outstanding Ordinary Shares,.

Alex Milner, the Chairman of the board of directors of Rapac and a director of InterGamma Sub, RRsat and Del-Ta Engineering, beneficially owns 4,300 Ordinary Shares.

Orly Felner-Hayardeny, a director of Rapac, beneficially owns 8,000 Ordinary Shares.

Except as set forth herein, the filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Ordinary Shares beneficially owned by any of the other Reporting Persons or by Viola, Kardan Communications Ltd., David Rivel or Rosario Capital Ltd., and, except as set forth herein, each Reporting Person disclaims such beneficial ownership.

(b)           InterGamma Sub, Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren share the power to vote and dispose of, 501,067 Ordinary Shares held by InterGamma Sub.

Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren share the power to vote and dispose of, 5,439,300 Ordinary Shares held by Del-Ta Engineering.

Alex Milner, the Chairman of the board of directors of Rapac and a director of InterGamma Sub, Del-Ta Engineering and RRsat, has the sole power to vote and dispose of the 4,300 Ordinary Shares beneficially owned by him.

Orly Felner-Hayardeny, a director of Rapac has the sole power to vote and dispose of the 8,000 Ordinary Shares beneficially owned by her.

(c)           Except as described below, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

From December 2, 2013 through December 4, 2013, Del-Ta engineering Equipment sold an aggregate of 700,000 Ordinary Shares on the NASDAQ Global Select Market for aggregate proceeds of $5.3 million, as set forth below:

Date	Number of Ordinary Shares	Sale Price
December 2, 2013	180,000	$7.4236
December 2, 2013	470,000	$7.60
December 4, 2013	50,000	$7.41

To the best of InterGamma Sub’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 1 during the past 60 days.

To the best of Del-Ta Engineering’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 2 during the past 60 days.

To the best of Rapac’ knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 3 during the past 60 days.

To the best of Inter-Gamma’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 4 during the past 60 days.

(d)           Except as set forth in Item 4 of the Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)            N/A

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2013
INTERGAMMA INTERNATIONAL TRADE
         FOUNDED BY INTERGAMMA INVESTMENTS CO.

By:    /s/ Roni Oren                          /s/ Haim Mazuz
Roni Oren                                Haim Mazuz
Director                                    Director

DEL-TA ENGINEERING EQUIPMENT LTD.

By:    /s/ Roni Oren                          /s/ Haim Mazuz
Roni Oren                                Haim Mazuz
Director                                    Director

RAPAC COMMUNICATION & INFRASTRUCTURE LTD. By: /s/ Tanhum Oren /s/ Roni Oren Tanhum Oren Roni Oren Director Director

INTER-GAMMA INVESTMENT COMPANY LTD. By: /s/ Tanhum Oren Tanhum Oren CEO
By: /s/ Yigal Berman Yigal Berman CFO
/s/ TANHUM OREN TANHUM OREN

Page 10 of 10 Pages